September 7, 2010

Mr. Andrew Mew
Accounting Branch Chief
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Gateway Energy Corporation Form 10-K for Fiscal Year Ended December 31, 2009 Filed March 24, 2010 File No. 0-06404

Dear Mr. Mew:

By letter dated August 11, 2006 ("Staff Letter"), the Staff of the Securities and Exchange Commission (the "Commission") submitted comments with respect to certain disclosures contained in the Annual Report on Form 10-K for the year ended December 31, 2009 of Gateway Energy Corporation (the "Company"). On behalf of the Company, set forth below are the Company's responses to those comments. For your convenience, we have repeated each of the comments set forth in the Staff Letter and followed each comment with the Company's response.

Results of Operations, page 10

1.	Where you identify intermediate causes of changes in your operating results, also describe the reasons underlying the intermediate causes. For example, you indicated that the decrease in operating margin for your onshore operations from fiscal year 2009 to 2008 was caused by decreased throughput volumes on the Company’s Madisonville pipeline system and lower sales volumes on the Waxahachie distribution system. While this information is beneficial to the reader, you do not explain why the throughput volumes decreased. A discussion of the relevant factors and trends that led to this decrease would be beneficial to the reader. In particular,
MD&A should include descriptions and amounts of:
matters that are expected to have a material impact on future operations but that have not had an impact in the past;
matters that have had a material impact on reported operations but are not expected to have an impact upon future operations, and;
matters that have had a material impact on past operating results and involve prospective effects.

Company Response:

     In future filings, when identifying causes of change in operating results, the Company will also describe the reasons underlying the intermediate causes. For example, the Company will state: The decrease in operating margin for onshore operations was caused by decreased throughput volumes on the Company’s Madisonville pipeline system due to the natural decline of the Madisonville field and lower sales volumes on the Waxahachie distribution system due to a permanent plant shutdown in December 2008. Please see page 10 of this letter for the modification of the related paragraph(s).

2.	We note you disclose operating margin on a consolidated and segment basis. Your current disclosure of operating margin on a consolidated basis is a Non-GAAP measure. Please revise to provide all of the disclosures as required by Item 10(e) of Regulation s-K. For further information, please refer to Question 14.04 of our Compliance and Disclosure Interpretation on Non-GAAP Financial Measures, which can be located at: http://sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

Company Response:

     In future filings the Company will include the following paragraph also found on page F-19 of the Annual Report on Form 10-K for the year ended December 31, 2009. Please see page 10 of this letter for the modification of the related paragraph(s).

The Company evaluates the segments based on operating margin, defined as revenues less cost of purchased gas and operating and maintenance expenses. Such amounts are before general and administrative expense, depreciation, depletion and amortization expense, interest income or expense or income taxes. Operating margin is not a GAAP measure but the components of operating margin are computed by using amounts that are determined in accordance with GAAP. A reconciliation of operating margin to operating income, which is its nearest comparable GAAP financial measure, is included in the tables below.

Operations Support and Other Income (Expenses), page 12

3.	Where you describe two or more business reasons that contributed to a material change in a financial statement line item between periods, please quantify, where possible, the extent to which each change contributed to the overall change in that line item. For example, you disclose several reasons for the change in general and administrative expenses. While this information is helpful, you do not quantify the extent to which income was affected by each of these reasons. Whenever possible, please quantify all line item changes with more than one business reason. See Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

Company Response:

     In future filings the Company will quantify the extent to which each change contributed to the overall change in a line item. For example, the Company will include a general and administrative expense chart that compares the major categories of expenses for the periods reported. Please see page 11 of this letter for the modification of the related paragraph(s).

	Year Ended December 31,
	2009	2008	2007
Salaries and employee related costs	$810,147	$883,436	$614,214
Accounting, tax, and legal costs	411,960	321,383	279,194
Insurance costs	389,347	422,976	509,613
Investor relation costs	145,590	174,167	149,174
Board Expenses	183,157	204,349	108,468
Consulting Fees	169,145	102,523	147,451
Other general and administrative costs	296,054	315,211	236,228
Total general and administrative costs	$2,405,400	$2,424,045	$2,044,342

4.	Tell us and disclose what comprised of other income (expense) for the years ended December 31, 2009 and 2008.

Company Response:

     The Company notes other income (expense) for 2009 primarily comprised of $52,066 in impairment of intangibles and $77,942 in impairment of the net profits interest. Other income (expense) for 2008 primarily comprised of $1,697,327 in insurance proceeds from damage to the Company’s Crystal Beach asset from Hurricane Ike. In future filings, the Company will disclose the composition of other income (expense), if material. Please see page 12 of this letter for the modification of the related paragraph(s).

Liquidity and Capital Resources, page 13

5.	Please revise your disclosures to further explain the various reasons for the significant decrease in cash flows from operating activities.

Company Response:

     In future filings, the Company will further explain the various reasons for the significant decrease in cash flows from operating activities. For example, the Company will state: Net cash provided by continuing operating activities totaled $521,096 for the year ended December 31, 2009, compared to net cash provided by continuing operating activities of $2,316,381 during the same period of the previous year. The significant decrease in cash flows from operating activities is primarily due to the decrease in net income from 2008 to 2009 of $1,033,652, decrease in deferred tax expense from 2008 to 2009 of $535,990, and additional cash used related to changes in operating assets and liabilities of $306,327. Please see page 12 of this letter for the modification of the related paragraph(s).

Item 9A(T). Controls and Procedures, page 18

6.	You state that your management including your Chief Executive Officer and Chief Financial Officer evaluated your disclosure controls and procedures. However, your principal executive and financial officers only concluded that your disclosure controls and procedures were effective to enable you to record, process, summarize and report information required to be included in the reports that you file or submit under the Exchange Act with the time period required. Please also state whether these same officers concluded the controls and procedures were effective in ensuring that information required to be disclosed by an issuer in the reports that it files or submits under the Act is Accumulated and communicated to its management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Company Response:

     The Company notes management, including the Chief Executive Officer and Chief Financial Officer, concluded the controls and procedures were effective in ensuring that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to its management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure and will include this statement in future filings. Please see page 12 of this letter for the modification of the related paragraph(s).

Consolidated Balance Sheets, page F-3

7.	Tell us and disclose the nature of the restricted cash balance of $900,000 as of December 31, 2009.

Company Response:

     The Company notes the restricted cash balance is related to the $900,000 of outstanding letters of credit for gas purchases. In future filings, the Company will disclose the nature of any restricted cash balance. Please see page 13 of this letter for the modification of the related paragraph(s).

8.	Please tell us and disclose the allowance for doubtful accounts recorded against your trade accounts receivable balances for the years ended December 31, 2009 and 2008.

Company Response:

     The Company has not had any significant credit losses in the past and believes its accounts receivables are fully collectable. Accordingly, no allowance for doubtful accounts has been provided and the Company will state so in future filings. Please see page 14 of this letter for the modification of the related paragraph(s).

9.	We note you impaired your net profits production interest in the Madisonville Field. Please summarize for us and disclose how you calculated the amount of impairment. Cite for us the GAAP literature used to calculate the impairment. Further, explain to us how you concluded the current amount recorded on the balance sheet of $701,482 is recoverable.

Company Response:

     The Company determined an impairment evaluation was necessary due to the accumulation of costs by the producer significantly in excess of what was originally expected and due to the history of operating losses by the producer. The Company estimated future cash flows and evaluated the likelihood of different outcomes using a probability weighted approach. To determine the fair value of the different outcomes, we determined the sum of the undiscounted estimated future cash flows expected to result from the use of the asset as indicated in FASB ASC 360-10-35-17. We had three different possible outcomes for the net profits interest at the Madisonville Field: the field continues to operate as it is currently, the field has successful re-completion of its wells in 2012, and the field has successful re-completion of its wells in 2010, with the significant likelihood of outcome being on the second possibility. Upon completion of the evaluation using the different outcomes, it was determined that an impairment of approximately 10% of the cost basis was necessary. We concluded that the current amount on the balance sheet is recoverable because of the significant collection of reserves proved but undeveloped.

10.	Tell us where you recorded the $77,942 impairment in your consolidated statements of operations. We may have further comment.

Company Response:

     The company recorded the impairment in the other income (expense) line item. In future filings the Company will reclassify impairment expense within operating activities.

Consolidated Statement of Operations, page F-4

11.	We note you recorded a $318,180 gain in fiscal 2009 on disposal of assets. We also read your disclosure on page F-21 that the consideration received with regard to the dispositions was payable in installments. In this regard, explain to us how you concluded recording a gain upfront on disposal was appropriate under GAAP. Refer to SAB Topic 5E. Further, we note there is an outstanding note receivable balance as of March 31, 2010 of $149,314 apparently related to the disposal.

Company Response:

     The Company sold its Shipwreck gathering system, consisting of an offshore platform and related pipelines, as well as a related onshore facility known as the Crystal Beach terminal for consideration consisting of $200,000 payable in four quarterly installments and assumption of liabilities, including abandonment and retirement obligations, with carrying values totaling $2,387,865. The carrying value of the asset was $367,664 (or $2,154,999 including capitalized abandonment costs), resulting in a pre-tax gain of $363,781, net of tax of $318,180. The Company concluded that the gain on disposal of $318,180 be recorded at the time of the sale because $50,000 of the cash installment was received up front with collection of the remaining cash installment reasonably assured and the risks of ownership, including a $2.2 million asset retirement obligation (“ARO”), was transferred to the buyer at the time of the sale with sufficient certainty. In our opinion, the assumption of the ARO liability by the buyer was more significant to the valuation of the gain than the cash consideration for the assets and was deemed as part of the consideration.

(2) Summary of Significant Accounting Policies, page F-7 Goodwill and Other Intangibles, page F-8

12.	Please revise your intangible asset disclosures to comply with the requirements of FASB ASC 350-30-50. Further, we note you recorded an impairment of $52,066 related to your intangible assets. Please revise your impairment disclosures to comply with the requirements of FASB ASC 350-20-50-2. Lastly, tell us and disclose, if material, the amount of goodwill recorded as of December 31, 2009.

Company Response:

     The Company notes the contract intangible assets related to the abandonment of the platforms by producers at East Cameron 359 and 378A, which originated as part of the Gulfshore acquisition, were fully impaired and written off because they no longer held value. As such, no evaluation of fair value was completed. To revise our intangible asset disclosure to comply with FASB ASC 350-30-50, the Company will include the following table:

Intangible Assets
	As of December 31, 2009
	Gross Carrying	Accumulated
	Amount	Amortization
Amortized intangible assets
Contracts	$908,599	$(345,567)

Aggregate Amortization Expense:
For year ended 12/31/2009	$151,107

Estimated Amortization Expense:
For year ended 12/31/2010	$141,638
For year ended 12/31/2011	$137,230
For year ended 12/31/2012	$120,952
For year ended 12/31/2013	$103,081
For year ended 12/31/2014	$60,131

     The weighted average amortization period is approximately two years for these contract intangible assets.

     In addition, to comply with the FASB ASC 350-20-50-2 disclosure requirements, we will state: During the third quarter of 2009, certain producers in contract with the Company at East Cameron 359 and 378A abandoned their platforms thus eliminating the value of the intangible assets. As such, the Company recognized approximately $52,000 of impairment in the other income (expense) line item related specifically to the contracts of the producers stated above for the year ended December 31, 2009. In future filings, the Company will reclassify the impairment of intangible assets to operating activities.

     There was no goodwill recorded as of December 31, 2009.

     Please see page 13 of this letter for the modification of the related paragraph(s).

(3) Business Combination, page F-14

Acquisition of Madisonville Field Net Profit Interests, page F-14

13.	Tell us and disclose the nature of the 9.1% net profits interest of the Madisonville Field you acquired in December 22, 2008. Also, tell us and disclose how you account for the investments in the financial statements.

Company Response:

     The Company notes on December 22, 2008, the Company acquired a 9.1% net profits interest for $779,424 in certain identified leases and wells owned and operated by Redwood Energy Production, L.P. ("Redwood") in the Madisonville Field insofar as they cover the Rodessa/Sligo interval, together with all interests acquired by Redwood in any additional oil and gas leases or rights to acquire oil and gas leases within a specified area of mutual interest ("AMI") and any interests acquired by Redwood in sands, zones, formations, horizons or in and to the depths acquired by Redwood in leases above or below the Rodessa/Sligo interval. Redwood is a subsidiary of GeoPetro Resources Company. There are currently four wells drilled in the AMI by Redwood in the Rodessa zone at approximately 12,000 feet. The investment is recorded as a net profits production interest under plant and equipment on the balance sheet and depleted based on a net reserves depletion rate. Please see page 14 of this letter for the modification of the related paragraph(s).

Stock-Based Compensation, page F-9

14.	We note you granted restricted shares in 2009 to Board of Directors. Please tell us and disclose how you are recognizing compensation expense for these restricted shares. See FASB ASC 718-10-25-2.

Company Response:

     The Company notes that the shares were not restricted and were fully vested and expensed as stock compensation when granted. We will disclose more fully how restricted and non-restricted granted shares are accounted for and recognized according to FASB ASC 718. Please see page 14 of this letter for the modification of the related paragraph(s).

(8) Change in Estimate, page F-18

15.	Explain to us in detail how you reasonably concluded the 2008 increase of $1,897,754 to your asset retirement obligation was a change in estimate. In this regard, we note your beginning asset retirement balance of $394,640 and the significant increase resulting from the change in estimate as disclosed on page F-8. Tell us in further detail how the change in assumptions you discuss led to such a significant increase in the asset retirement obligation.

Company Response:

     The Company notes the 2008 increase in asset retirement obligation recorded as a change in estimate is primarily due to the change in assumptions as to the cost to dismantle the platform and as to the credit adjusted risk-free rate. In 2008 the Audit Committee required a written estimate from a third party company in the business of dismantling platforms rather than a verbal discussion. The cost to abandon increased by approximately $1.3 million from 2007. In 2008 the credit adjusted risk-free rate was adjusted down from 7.165% in 2007 to 6% to reflect the current market rates. In addition, the Company performed a probability evaluation of the costs to abandon, adjusted for the likelihood of certain outcomes. We had three different possible outcomes for abandonment: the Company abandons the platform after 30 years at a cost ten percent more than quoted; the Company abandons the platform after 30 years at a cost ten percent less than quoted; and the Company assigns the asset to a third party producer. The assumptions around the probability of these outcomes changed from 2007 to 2008 decreasing the likelihood of the Company assigning the asset to a third party producer. After evaluating the change in assumptions and abandonment costs, it was noted that the asset retirement obligation needed to increase by $1,897,754. In 2009, the Company sold the asset and the liability was assumed by a third party producer.

(13) Subsequent Events, page F-22

16.	We note you acquired the Hickory Creek Gathering System from Hickory Creek Gathering L.P. and Range Texas Production, LLC on January 10, 2010 for a cash purchase price of $3.9 million, adjusted to reflect a transaction effective date of November 1, 2009. Please clarify for us and in your disclosures the acquisition date and when you began consolidating this entity. Support your accounting with relevant accounting literature. We may have further comment.

Company Response:

     The contractual purchase of the Hickory Creek Gathering System was $3.9 million; however the cash purchase price was adjusted to $3.8 million due to transactions incurred by Hickory Creek Gathering L.P. and Range Texas Production, LLC between the effective date of November 1, 2009 and closing date of January 10, 2010. The Company received the December 2009 revenue during January 2010 as consideration and subsequently reduced the fixed asset value resulting in total consideration of $3,737,705. The Company began consolidating the Hickory Creek Gathering System on the acquisition date of January 10, 2010 as the Company legally transferred $3.8 million in consideration and obtained control of the assets at this time, accounted for according to FASB ASC 805-10-15-6. Please see page 14 of this letter for the modification of the related paragraph(s).

Form 10-Q for the quarter ended March 31, 2010
(3) Business Combinations, page 10

17.	Notwithstanding the above comment, we note the Hickory Creek Gathering System acquisition was significant to your Company. In this regard, please revise to comply with all of the disclosure requirements set for in FASB ASC 805-10-50

Company Response:

     The contractual purchase of the Hickory Creek Gathering System was $3.9 million; however the cash purchase price was adjusted to $3.8 million due to transactions incurred by Hickory Creek Gathering L.P. and Range Texas Production, LLC between the effective date of November 1, 2009 and closing date of January 10, 2010. The Company received the December 2009 revenue during January 2010 as consideration and subsequently reduced the fixed asset value resulting in total consideration of $3,737,705. The Company began consolidating the Hickory Creek Gathering System on the acquisition date of January 10, 2010 as the Company legally transferred $3.8 million in consideration and obtained control of the assets at this time, accounted for according to FASB ASC 805-10-15-6. Additionally, the Company incurred approximately $43,000 in acquisition costs related to due diligence associated with evaluating the asset and legal fees.

     The Hickory Creek Gathering System is located in Denton County, Texas, in the core area of the Barnett Shale and currently services two significant producers. There are currently 15 producing wells connected to the system with throughput of approximately 11,000 MMBtu per day at a fixed gathering fee for each MMBtu transported. The Hickory Creek asset is consistent with the type of assets the Company is currently utilizing and will broaden the Company’s asset base. The purchase price has been paid by the Company utilizing a combination of available cash and the Company's existing line of credit.

Please see page 15 of this letter for the modification of the related paragraph(s).

18.	We read your statement, “based on the measurement of fair value for the identifiable tangible and intangible assets acquired, we assigned $2,503,195 to “Property, plant, and equipment” and $1,234,510 to “Intangible assets” (representing customer relationships) of the total consideration of $3,737,705 paid.” Please tell us and disclose how you determined the fair value of the assets acquired. Also tell us and disclose the amortization period for your acquired customer relationships.

Company Response:

     The Company will state: based on our analysis concerning the contracts, we concluded that the Income Approach, using an excess earnings method, offered the most reliable indication as to the fair value of the contracts. Based on the measurement for the identifiable intangible assets acquired, we assigned $1,234,510 of the purchase price tracked by specific contracts, which will be amortized over the remaining useful life coinciding with the expected economic life of the tangible assets of 20 years. Please see page 15 of this letter for the modification of the related paragraph(s).

The Company acknowledges that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company appreciates the staff's efforts in assisting the Company in its compliance with applicable disclosure requirements and enhancing the overall disclosure in its filings with the Commission. If you have any questions concerning this letter or if you would like any additional information, please do not hesitate to call me at (713) 336-0844.

Sincerely,

     s/ Jill R. Marlatt

Jill R. Marlatt

Controller

(Principal Financial Officer)

Excerpts from December 31, 2009 10-K

Results of Operations (page 10)

General

     The accounting policies of the reportable segments are the same as those described in Note 2 to the Consolidated Financial Statements. The Company evaluates the segments based on operating margin, defined as revenues less cost of purchased gas and operating and maintenance expenses. Such amounts are before general and administrative expense, depreciation, depletion and amortization expense, interest income or expense or income taxes. Operating margin is not a GAAP measure but the components of operating margin are computed by using amounts that are determined in accordance with GAAP. A reconciliation of operating margin to operating income, which is its nearest comparable GAAP financial measure, is included in the tables below.

Total Operations

	Year Ended December 31,
	2009	2008	2007
Revenues	$6,707,974	$13,882,476	$10,282,336
Operating margin	2,737,919	2,469,763	2,046,199
Depreciation, depletion, and amortization	608,394	621,252	405,632

     Operating margin for the year ended December 31, 2009 increased $268,000 from the prior year. Offshore operating margin increased $804,000, Onshore operating margin decreased $526,000 and the Net Profits Interest decreased by $10,000.

     Operating margin for the year ended December 31, 2008 increased $424,000 from the prior year. Offshore operating margin increased $492,000, Onshore operating margin decreased $74,000 and the Net Profits Interest increased by $5,000.

Onshore Operations
	Year Ended December 31,
	2009	2008	2007
Revenues	$4,419,676	$12,373,321	$9,352,113
Operating margin	622,206	1,148,036	1,221,871
Depreciation and amortization	150,935	194,455	207,966

     Onshore operating margin for the year ended December 31, 2009 decreased $526,000 from the prior year, primarily caused by decreased throughput volumes on the Company’s Madisonville pipeline system due to the natural decline of the Madisonville field and lower sales volumes on the Waxahachie distribution system due to a permanent plant shutdown in December 2008. The Company expects operating margins to increase on its Onshore segment as throughput volumes on the Madisonville pipeline system will be increasing during 2010 as well contributions from the newly acquired Hickory Creek Gathering System.

     Onshore operating margin for the year ended December 31, 2008 decreased $74,000 from the prior year, mainly due to decreased throughput volumes on the Company’s Madisonville pipeline system due to the natural decline of the Madisonville field offset by higher margins on the Company’s Waxahachie distribution system dus to increased gas usage by the customers.

Offshore Operations
	Year Ended December 31,
	2009	2008	2007
Revenues	$2,293,298	$1,504,155	$930,223
Operating margin	2,120,713	1,316,727	824,328
Depreciation and amortization	416,114	420,891	193,214

     Offshore operating margin for the year ended December 31, 2009 increased $804,000 compared to 2008 due to increased throughput volumes on the Company’s East Cameron 359 pipeline system from being used as an alternate pipeline for several producers while the main Sea Robin pipeline was temporarily out of service. These increases were offset by reduced volumes at several systems that have not fully recovered from the hurricanes in 2008.

     Offshore operating margin for the year ended December 31, 2008 increased $492,000 compared to 2007 due to the August 2007 acquisition of all Gulfshore Midstream’s Offshore pipeline assets, as well as increased throughput volumes on the Company’s Bolivar pipeline system as production increased from additional drilling.

Net Profits Interest Operations
	Year Ended December 31,
	2009	2008	2007
Revenues	$(5,000)	$5,000	$-
Operating margin	(5,000)	5,000	-
Depletion	34,462	783	-

     The Net Profits Interest operating margin for the year ended December 31, 2009 was $(5,000). The negative operating margin is due to a reversal of revenue recognized during the fourth quarter of 2008. The Company purchased this Net Profits Interest in the Madisonville Field on December 22, 2008. If the price of natural gas and production in the Madisonville Field continues to increase, the Company will recognize an increased margin from this interest.

Operations Support and Other Income (Expense), page 12

	Year Ended December 31,
	2009	2008	2007

General and administrative	$2,405,400	$2,424,045	$2,044,342
Interest income	30,408	29,119	114,265
Interest expense	(116,699)	(157,091)	(95,599)
Gain on sale of intangible asset	-	-	286,579
Noncontrolling interest	-	(28,824)	(94,060)
Other income (expense), net	(178,758)	1,731,155	55,119
Income tax benefit (expense)	159,157	(375,764)	1,906,678
Discontinued operations, net of tax	(155,897)	194,480	605,946
Gain on disposal of discontinued
operations, net of taxes	318,180	-	1,241,722

     General and administrative expenses for the year ended December 31, 2009 decreased $19,000 compared to 2008, or 1%, primarily due to decreased insurance, salary, bonuses, and license fees, offset by increased consulting and auditing fees.

     General and administrative expenses for the year ended December 31, 2008 increased $380,000 compared to 2007, or 19%, primarily due to an increase in wages and salaries due to the hiring of new personnel, board of directors expenses, and non-cash stock compensation expenses, offset by decreased insurance and consulting expenses.

     The following table represents a comparison of the major categories of general and administrative expenses for the years ended December 31, 2009, 2008, and 2007.

	Year Ended December 31,
	2009	2008	2007
Salaries and employee related costs	$810,147	$883,436	$614,214
Accounting, tax, and legal costs	411,960	321,383	279,194
Insurance costs	389,347	422,976	509,613
Investor relation costs	145,590	174,167	149,174
Board expenses	183,157	204,349	108,468
Consulting fees	169,145	102,523	147,451
Other general and administrative costs	296,054	315,211	236,228
Total general and administrative costs	$2,405,400	$2,424,045	$2,044,342

      Interest income for all years presented fluctuates directly with the average cash balances.

     Interest expense fluctuates directly with the amount of outstanding long-term debt and the amount of borrowings under the Company’s bank revolving credit agreement.

     Interest expense for the year ended December 31, 2009 decreased $40,000 compared to 2008 primarily because of the decreased outstanding balance on the Company’s revolving credit facility, which was used to acquire the minority interest in the Madisonville pipeline, as well as the net profits interest in the Madisonville Field and the amortization of fees associated with the credit facility.

     Other expense for the year ended December 31, 2009 primarily comprised of $52,066 in impairment of intangibles and $77,942 in impairment of the net profits interest. Other income for the year ended December 31, 2008 primarily comprised of $1,697,327 in insurance proceeds from damage to the Company’s Crystal Beach asset from Hurricane Ike.

Liquidity and Capital Resources, page 13

The Company had available cash of $2,086,787 at December 31, 2009.

     Net cash provided by continuing operating activities totaled $521,096 for the year ended December 31, 2009, compared to net cash provided by continuing operating activities of $2,316,381 during the same period of the previous year. The significant decrease in cash flow from operating activities is primarily due to the decrease in net income from 2008 to 2009 of $1,033,652, decrease in deferred tax expense from 2008 to 2009 of $535,990, and additional cash used related to changes in operating assets and liabilities of $306,327.  Absent significant acquisitions or development projects, the Company will continue to fund its operations through internally-generated funds and available cash and bank borrowings as needed. The Company believes its cash flows from such sources will be sufficient to fund its ongoing operations for the foreseeable future.

ITEM 9A(T). CONTROLS AND PROCEDURES, page 18

Management’s Report on Internal Control over Financial Reporting

     Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15f under the Exchange Act. Our internal control system is designed to provide reasonable assurance to our management and board of directors regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that:

  Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company;

  Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and
  Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

     Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

     Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2009. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control - Integrated Framework. Based on management's assessment and those criteria, management believes that, as of December 31, 2009, the Company maintained effective internal control over financial reporting.

     Management, including the Chief Executive Officer and Chief Financial Officer, concluded the controls and procedures were effective in ensuring that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to its management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure

     This annual report does not include an attestation report of the Company's independent registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company’s registered public accounting firm pursuant to the temporary rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this annual report.

Consolidated Financial Statements, page F-3 to F-22

Cash Equivalents

     For purposes of the consolidated statements of cash flows, the Company considers all highly liquid debt instruments purchased with original maturities of three months or less to be cash equivalents. The restricted cash balance of $900.000 as of December 31, 2009 is related to the outstanding letters of credit for gas purchases.

Goodwill and Other Intangibles

     FASB ASC Topic 350, “Intangibles, Goodwill, and Other” addresses the methods used to capitalize, amortize and to assess the impairment of intangible assets. In evaluating the Company’s intangibles, management considered all of the criteria set forth in FASB ASC Topic 350 for determining useful life. Management performs our annual impairment test for intangible assets in the fourth quarter of each fiscal year or when changes in circumstance indicate impairment. No impairments were indicated as a result of impairment reviews for intangible assets in the year ended December 31, 2008. During the third quarter of 2009, certain producers in contract with the Company at East Cameron 359 and 378A abandoned their platforms thus eliminating the value of the intangible assets. As such, the Company recognized approximately $52,000 of impairment in the other income (expense) line item related specifically to the contracts of the producers stated above for the year ended December 31, 2009. The following tables represent gross intangible assets and amortization expense for the year ended December 31, 2009 and estimated amortization expense for the next 5 years.

	As of December 31, 2009
	Gross Carrying	Accumulated
	Amount	Amortization
Amortized intangible assets
Contracts	$908,599	$(345,567)

Aggregate Amortization Expense:
For year ended 12/31/2009	$151,107

Estimated Amortization Expense:
For year ended 12/31/2010	$141,638
For year ended 12/31/2011	$137,230
For year ended 12/31/2012	$120,952
For year ended 12/31/2013	$103,081
For year ended 12/31/2014	$60,131

     The weighted average amortization period is approximately two years for contract intangible assets.

Concentrations of Credit Risk

     The Company maintains all cash in deposit accounts, which at times may exceed federally insured limits. The Company has not experienced losses in such accounts. The Company has not had any significant credit losses in the past and believes its accounts receivables are fully collectable. Accordingly, no allowance for doubtful accounts has been provided and the Company will state so in future filings.

Stock-Based Compensation

     During the second quarter of 2009, the Company made a stock grant of 189,876 ~~restricted~~ shares of common stock to the Company’s Board of Directors. The value of the stock grant was $0.315 per share and was included in stock based compensation expense.

Business Combinations

Acquisition of Madisonville Field Net Profits Interest

     On December 22, 2008, the Company acquired a 9.1% net profits interest for $779,424 in certain identified leases and wells owned and operated by Redwood Energy Production, L.P. ("Redwood") in the Madisonville Field insofar as they cover the Rodessa/Sligo interval, together with all interests acquired by Redwood in any additional oil and gas leases or rights to acquire oil and gas leases within a specified area of mutual interest ("AMI") and any interests acquired by Redwood in sands, zones, formations, horizons or in and to the depths acquired by Redwood in leases above or below the Rodessa/Sligo interval. Redwood is a subsidiary of GeoPetro Resources Company. There are currently four wells drilled in the AMI by Redwood in the Rodessa zone at approximately 12,000 feet. The investment is recorded as a net profits production interest under plant and equipment on the balance sheet and depleted based on a net reserves depletion rate.

Subsequent Events

     The contractual purchase of the Hickory Creek Gathering System was $3.9 million; however the cash purchase price was adjusted to $3.8 million due to transactions incurred by Hickory Creek Gathering L.P. and Range Texas Production, LLC between the effective date of November 1, 2009 and closing date of January 10, 2010. The Company received the December 2009 revenue during January 2010 as consideration and subsequently reduced the fixed asset value resulting in total consideration of $3,737,705. The Company began consolidating the

Hickory Creek Gathering System on the acquisition date of January 10, 2010 as the Company legally transferred $3.8 million in consideration and obtained control of the assets at this time, accounted for according to FASB ASC 805-10-15-6.

     The Hickory Creek Gathering System is located in Denton County, Texas, in the core area of the Barnett Shale and currently services two significant producers. There are currently 15 producing wells connected to the system with throughput of approximately 11,000 MMBtu per day at a fixed gathering fee for each MMBtu transported. The Hickory Creek asset is consistent with the type of assets the Company is currently utilizing and will broaden the Company’s asset base. The purchase price has been paid by the Company utilizing a combination of available cash and the Company's existing line of credit.

Excerpts from March 31, 2010 10-Q

Acquisition of Hickory Creek Gathering System

     The contractual purchase of the Hickory Creek Gathering System was $3.9 million; however the cash purchase price was adjusted to $3.8 million due to transactions incurred by Hickory Creek Gathering L.P. and Range Texas Production, LLC between the effective date of November 1, 2009 and closing date of January 10, 2010. The Company received the December 2009 revenue during January 2010 as consideration and subsequently reduced the fixed asset value resulting in total consideration of $3,737,705. The Company began consolidating the Hickory Creek Gathering System on the acquisition date of January 10, 2010 as the Company legally transferred $3.8 million in consideration and obtained control of the assets at this time, accounted for according to FASB ASC 805-10-15-6. Additionally, the Company incurred approximately $43,000 in acquisition costs related to due diligence associated with evaluating the asset and legal fees.

     The Hickory Creek Gathering System is located in Denton County, Texas, in the core area of the Barnett Shale and currently services two significant producers. There are currently 15 producing wells connected to the system with throughput of approximately 11,000 MMBtu per day at a fixed gathering fee for each MMBtu transported. The Hickory Creek asset is consistent with the type of assets the Company is currently utilizing and will broaden the Company’s asset base. The purchase price has been paid by the Company utilizing a combination of available cash and the Company's existing line of credit.

     In connection with the acquisition, Gateway was assigned the contract rights held by Hickory Creek Gathering L.P. as they relate to the transportation of gas through the acquired pipeline. In these contracts, Gateway agrees to deliver all gas owned or controlled by the producers within the area of dedication into the third-party pipeline. Gateway has the right to transport all future natural gas productions from the producers within the same area of dedication. Based on our analysis concerning the contracts, we concluded that the Income Approach, using an excess earnings method, offered the most reliable indication as to the fair value of the contracts. Based on the measurement for the identifiable intangible assets acquired, we assigned $1,234,510 of the purchase price tracked by specific contracts, which will be amortized over the remaining useful life coinciding with the expected economic life of the tangible assets of 20 years.